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                                                                   EXHIBIT 4.20

                              [DRAXIS LETTERHEAD]

                                                                 April 15, 1999
                                                        PERSONAL & CONFIDENTIAL
DELIVERED

Mr. Dan Brazier
316 Lori Avenue
Stouffville, Ontario
L4A 6C2


Dear Mr. Brazier:

     Since July 17, 1998, the date you executed your original employment agreement (the "Original Agreement"), Draxis Health Inc. ("Draxis") has restructured its marketing operations by amalgamating the management and operations of Draxis' two Canadian pharmaceutical marketing units which formerly operated separately as Draxis Pharmaceutica ("Draxis"), and SpectroPharm Dermatology (the amalgamated Canadian pharmaceutical unit hereinafter called "Draxis Pharmaceutica"). Commensurate with that restructuring, your duties and responsibilities have increased and expanded. In addition, there have been modifications of the Original Agreement. Accordingly, both parties agree that it is beneficial to formally confirm the terms and conditions of your employment with Draxis.

     With respect to Sections 13 and 14 of this Agreement, we acknowledge that you have fully disclosed to us the nature and extent of your interest in Carr Brazier Group Inc. and "Ultimate Essentials", and we specifically consent to your continued interest and involvement therein.


1.   EMPLOYMENT

     You shall be employed with Draxis as its President, DRAXIS Pharmaceutica, a division of Draxis Health Inc. on the terms and conditions outlined in this Agreement. You shall report to the President and Chief Executive Officer of Draxis or his designate. As President of Draxis Pharmaceutica, you shall be responsible for all aspects of the business in order to maximize its value to Draxis including exercising sound leadership, management, human resources management, financial performance, marketing and selling, new product development and/or in-licensing, and business development. You will also participate as a member of the Draxis Corporate Management group. In addition, you will perform any additional employment responsibilities commensurate with your position as President, Draxis Pharmaceutica which may be assigned to you by the President and Chief Executive Officer of Draxis, or his designate, from time to time.


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Dan Brazier                                                     April 15, 1999

2.   BASE SALARY

     Draxis will pay to you during the term of this Agreement a salary of $165,000 per annum, payable semi-monthly, in arrears ("Base Salary"). Such salary shall be subject to review in accordance with Draxis' regular administrative practices of salary review applicable to members of the Draxis Corporate Management group. Any salary increases shall be determined on merit by the Chief Executive Officer and President of Draxis. The Chief Executive Officer will advise you of any changes to your salary in advance of the implementation date.


3.   BENEFITS

     You will be entitled to participate in all benefit plans which Draxis shall from time to time make available to its executive employees, subject to applicable eligibility rules thereof. The benefits currently offered are:

     - major medical
     - dental
     - group life
     - long term disability
     - accidental death and dismemberment


4.   STOCK OPTION PLAN

     You will be eligible to participate in Draxis' Stock Option Plan, in accordance with the terms and conditions of that plan and as described in this paragraph. Draxis has granted you options to purchase 100,000 shares. These options shall vest as follows:

     (a) 33,334 options on the later of (i) the date upon which the Chief Executive Officer of Draxis confirms that the restructuring associated with the discontinuation of the detailing of SpectroDerm-Registered Trademark- to dermatologists in the United States, and the severance of Draxis employees associated therewith, has been successfully completed and (ii) July 31, 1999;

     (b) 33,333 options on the later of (i) 30 days following the end of the fiscal quarter when the Contribution of Draxis Pharmaceutica for the immediately preceding four fiscal quarters exceeds $2.1 million and
         (ii) July 31, 2000; and

     (c) 33,333 options on the later of (i) 30 days following the end of the fiscal quarter when the Contribution of Draxis Pharmaceutica for the immediately preceding four fiscal quarters exceeds $4.0 million and
         (ii) July 31, 2001.

     The price of each option shall be the closing price of the Draxis shares on The Toronto Stock Exchange on the trading date immediately preceding the date of the grant. The options may be exercised in whole or in part at any time within five years after the date of the grant, subject to vesting as set out above.

     For purposes of this Agreement:

     (a) "Revenues" is defined as product sales less returns as determined on a consistent basis in accordance with Canadian generally accepted accounting principles.


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                                     -3-

Dan Brazier                                                     April 15, 1999

     (b) "Contribution" is defined as Revenues less cost of sales and direct operating expenses as determined on a consistent basis in accordance with Canadian generally accepted accounting principles. Direct operating expenses shall not include: (a) corporate overheads or any other such allocations, (b) annual bonus accruals, or (c) research and development expenditures.

     For greater certainty, Revenues and Contribution shall not include one-time or non-recurring items (e.g. milestone payments, asset write-downs, etc.).

5.   STOCK OWNERSHIP PLAN

     You will be eligible to participate in the Stock Ownership Plan which Draxis shall from time to time make available to employees, subject to applicable eligibility rules thereof and in accordance with the terms and conditions of that plan.


6.   EMPLOYEE PARTICIPATION SHARE PURCHASE PLAN

     You will be eligible to participate in the Employee Participation Share Purchase Plan which Draxis shall from time to time make available to its employees, subject to applicable eligibility rules thereof and in accordance with the terms and conditions of that plan.

7.  DISCRETIONARY BONUS

     The President and Chief Executive Officer of Draxis, or his designate, and the Draxis Compensation Committee, in their sole discretion, may declare a bonus payable. Such bonus payment is not guaranteed and payment of a discretionary bonus in any prior year is not a promise or guarantee of payment in subsequent years. Further, to receive any discretionary bonus payment, should one be declared, you must be employed on December 31 of the calendar year for which the bonus is declared. Commencing January 1, 1999, for that calendar year and each calendar year thereafter, should a discretionary bonus be declared, you may be eligible to receive an amount up to a maximum equivalent to 40% of your then Base Salary, as determined by the President and Chief Executive Officer of Draxis, or his designate, and the Draxis Compensation Committee in their sole discretion.


8.   SIGNING AND RETENTION BONUS

     As an incentive to encourage you to become employed with Draxis, and to remain employed with Draxis, you were paid the gross amount of $20,000 ("Retention Bonus"). You expressly agree to fully repay to Draxis the total amount of $20,000 in the event that you resign, retire or are terminated with cause prior to August 1, 2000.

     By executing this Agreement, in the event that you resign, retire or are terminated for cause on or prior to August 1, 2000, you hereby authorize Draxis to deduct $20,000 (or a portion thereof), from any outstanding amounts which Draxis may owe to you at the time of your resignation, retirement or termination for cause.

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                                   - 4 -

Dan Brazier                                                     April 15, 1999

9.  VACATION

    Each calendar year, commencing on January 1, 1999 you shall be entitled to four weeks vacation per annum to be taken at a time or times acceptable to Draxis, having regard to its operations. There shall be no vacation time carried over from one calendar year into the following calendar year, unless previous authorization has been received from the President and Chief Executive Officer of Draxis, or his designate.

10. PROFESSIONAL FEES

    Draxis will reimburse you for reasonable legal fees incurred by you in the negotiation of this Agreement.

11. EXPENSES

    Draxis agrees that it shall reimburse you for all authorized travelling and other out of pocket expenses actually and properly incurred in connection with your duties with Draxis. For all such expenses you agree you will furnish statements and vouchers as and when required by Draxis. Mileage shall be reimbursed in accordance with the prevailing Revenue Canada guideline.

12. DEDUCTIONS AND CURRENCY

    All salary and other payments and allowances outlined in this Agreement are subject to such withholding and deduction at source as may be required by law. All salary payments and allowances outlined in this Agreement shall be payable in Canadian funds.

13. EMPLOYEE'S COVENANTS

    You agree that you shall devote the whole of your working time, attention and ability to the business of Draxis and shall use your best efforts to promote the interests of Draxis.

    Further, you agree that you shall duly and diligently perform all the duties assigned to you while in our employ and shall well and faithfully serve Draxis. You agree that while employed with Draxis you shall not, without the prior written consent of the President and Chief Executive Officer of Draxis, or his designate, engage or otherwise be concerned in any other business or occupation, or become a director, officer, agent or employee of any other entity.

14. CONFIDENTIAL INFORMATION, NON-SOLICITATION AND NON-COMPETITION

(a) NON-DISCLOSURE OF CONFIDENTIAL INFORMATION

    As President of Draxis Pharmaceutica, you acknowledge that you are creating, having access to, and require knowledge of confidential and commercially valuable information of Draxis Pharmaceutica and Draxis and its Affiliates (as defined below), the unauthorized use or disclosure of which could cause the Company (as defined below) serious and irreparable damage.

    (1) "Confidential Information" means all information, and all documents and other intangible things recording any such information, relating to or useful in connection with the business of Draxis


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                                   - 5 -

Dan Brazier                                                     April 15, 1999

Pharmaceutica, Draxis and its Affiliates (together, the "Company"), whether or not a trade secret within the meaning of the applicable law, which at the time or times concerned is not generally known to Competitors (as defined below) and which has been or is from time to time disclosed to or developed by you as a result of your employment with Draxis. Confidential Information includes, but is not limited to, the following information of the Company:

         (i)     new products;

         (ii)    marketing strategies and plans;

         (iii)   development strategies and plans;

         (iv)    manufacturing processes and technologies;

         (v)     research in progress and unpublished manuals or know how;

         (vi)    regulatory filings;

         (vii) identity of and relationship with licensees, licensors or suppliers of the Company;

         (viii) finances, financial information, financial management systems of the Company;

         (ix)    market research;

         (x)     market experience with products;

         (xi)    customer lists;

         (xii)   pricing;

         (xiii)  employee salaries, benefits and perquisites; and

         (xiv) any other research, information or documents which you are told or reasonably ought to know that the Company regards as proprietary or confidential.

    (2) You agree that you shall hold all Confidential Information in the strictest confidence, as a fiduciary. Without limiting such obligation, you shall use Confidential Information only at times and places designated by Draxis in furtherance of the business of the Company. You shall not, except where Draxis otherwise provides its prior written consent, or where required by law, directly or indirectly disclose to any Person any Confidential Information, directly or indirectly sell, give, loan or otherwise transfer any Confidential Information or copy thereof to any Person, publish, lecture on or display any Confidential Information to any Person or use Confidential Information for your own benefit or the benefit of any other Person.

    (3) Your obligations under this Section shall remain in effect with respect to each item of Confidential Information until the date upon which such Confidential Information has been publicly disclosed in a manner properly authorized by Draxis or otherwise has become known to Competitors without any breach of this Section by you.

    (4) For purposes of this Agreement, "Affiliate", "Affiliated" and "Associate" have the meaning attributed to such terms in the CANADA BUSINESS CORPORATIONS ACT, as amended from time to time, and any successor legislation thereto.

    (5) For purposes of this Agreement, "Competitor" shall mean any Person which engages or is preparing to engage, in whole or in part, in the design, development, manufacture, marketing or sale of

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                                   - 6 -

Dan Brazier                                                     April 15, 1999

any products or services which compete directly with a product or service which, during the two years immediately preceding the date of your departure from Draxis for any reason, Draxis marketed or manufactured or at the time of termination of this Agreement and your employment hereunder, is then preparing to market.

    (6) For purpose of this Agreement, "Person" shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa.

(b) NON-SOLICITATION AND NON-COMPETITION

    (1) You acknowledge that the pharmaceutical industry is a highly competitive business. You acknowledge that as President of Draxis Pharmaceutica, you will be a key executive of the Company, and that you will acquire extensive background in and knowledge of Draxis Pharmaceutica's business and the pharmaceutical industry in which it operates and as a member of the Draxis Corporate Management group, you will acquire knowledge and awareness of the business of Draxis and its Affiliates. You further acknowledge that at time of signing this Agreement, Draxis Pharmaceutica develops and markets its products on a North American basis. You recognize that the information and knowledge you will gain is commercially valuable and is deserving of protection by Draxis in order to permit Draxis and its Affiliates to develop and maintain their competitive edge throughout North America, and in the other jurisdictions in which it operates. Accordingly, you agree that in the course of your employment, and thereafter for a period of one year (or if such period is held to be excessive by a court of competent jurisdiction then for a period of six months) you shall not, without the prior written authorization of the President and Chief Executive Officer of Draxis, or his designate, whether as principal, as agent, or as an employee of, or in partnership, or association with any other Person, in any manner whatsoever directly or indirectly:

         (i) become employed by or associated or affiliated with any Competitor of the Company in North America in a function dealing with a product or service, which during the twelve-month period immediately prior to the termination of this Agreement and your employment hereunder, for any reason, competed directly with a product or service of the Company;

         (ii) seek to employ or encourage others to employ or otherwise engage employees, agents or subcontractors of Draxis who are employed in Draxis Pharmaceutica, (who are employees, agents or subcontractors on the date this Agreement is terminated) or seek to in any way disrupt the relationship of those employees, agents or subcontractors with Draxis;

         (iii) obtain by any means whatsoever the business of any Person who at the time of the termination of this Agreement and your employment hereunder, was a customer of Draxis Pharmaceutica, if to obtain such business may result in a reduction of that Person's business with Draxis; or

         (iv) approach any Person who at the time of the termination of this Agreement and your employment hereunder was a customer of Draxis Pharmaceutica with the intention of soliciting or enticing the business of that Person away from Draxis.


    For clarity, nothing prevents you from holding shares listed on a Canadian, American or other stock exchange where your holdings do not exceed 5% of the outstanding shares so listed.

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                                     - 7 -

Dan Brazier                                                     April 15, 1999

(c)   REASONABLENESS

      You agree that the obligations set out in Sections 14(a) and (b) together with your other obligations under this Agreement are reasonably necessary for the protection of Draxis' proprietary and business interests and you expressly agree that:

            (i) the scope of each of the covenants set out in Sections 14(a) and (b) above in all respects, and in particular, in respect of area, time and subject matter, are necessary and reasonable because Draxis is marketing the Draxis Pharmaceutica products on a North American basis;

            (ii) given your general knowledge and experience, the obligations contained in this Agreement will not preclude you from becoming gainfully employed with other employers who are not Competitors following termination of this Agreement and your employment hereunder for any reason.

(d)   BREACH OF AGREEMENT

      You also recognize that any breach of the terms and conditions of this Agreement by you will result in material damage to Draxis, although it may be difficult for Draxis to establish the monetary value of such damage. You therefore agree that Draxis shall be entitled to injunctive relief, in addition to any other remedies available to it, in a court of appropriate jurisdiction in the event of any breach or threatened breach by you of any of the provisions of this Agreement.

15.   TERMINATION OF EMPLOYMENT

(a)   TERMINATION BY DRAXIS FOR CAUSE

      Draxis may terminate this Agreement and your employment hereunder at any time for cause without notice and without payment of any kind of compensation either by way of anticipated earnings or damages of any kind. For all purposes in this Agreement, "cause" shall be defined as such of your failure to perform, incapacity, or breach of duty that would be considered by the Courts of Ontario to be just cause for dismissal in contracts of employment of this nature. The onus shall be upon Draxis to establish the existence of such just cause and that there has been no condonation. Draxis agrees that "cause", particularly in the first year of your employment, shall not include your failure to reach monetary goals or objectives not related to your efforts, endeavors, and judgment.

(b)   TERMINATION BY DRAXIS WITHOUT CAUSE BUT WITH NOTICE

      Draxis may terminate this Agreement and your employment hereunder by providing to you one year's actual notice of termination. At its sole discretion, Draxis may provide to you a shorter period of notice of termination, in which case, the payments referred to in Section 15(c) shall be applicable, but such payments as may be required by Sections 15(c)(1) and
(4) shall be reduced by the actual notice provided, so that the total notice and compensation in lieu of notice provided to you shall be equivalent to one year from the date you are advised of the termination. Draxis understands, and agrees, that during any such notice period you will be able to seek suitable replacement employment.

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Dan Brazier                                                     April 15, 1999

(c)   TERMINATION BY DRAXIS WITHOUT CAUSE AND WITHOUT NOTICE

      Draxis may terminate this Agreement and your employment hereunder, in its sole discretion, without notice and without cause, effective immediately upon the date you are advised of the termination.

      Except as outlined in Section 15(b), if your employment is terminated without cause pursuant to this Section, or you are constructively dismissed, Draxis shall:

      (1) Pay to you a severance allowance equivalent to one year of your then Base Salary in a lump sum within two weeks following the date of such termination.

      (2) Pay to you all outstanding vacation pay and any earned but unpaid salary up to the date of such termination within two weeks of the date of termination.

      (3) Reimburse you for any business expenses incurred by you up to and including the date of such termination following provision by you of applicable receipts.

      (4) Ensure that it has complied with all statutory obligations imposed by the EMPLOYMENT STANDARDS ACT.

      The payment referred to in paragraph 1, above, shall be guaranteed and shall not be subject to set off or deduction as a result of your obtaining alternate employment following such termination or otherwise mitigating any damages arising from such termination. Further, the payment referred to in paragraph 1, above, is inclusive of all statutory payments, including statutory termination and severance, which may be owed to you.

      The amounts paid to you pursuant to this paragraph shall be subject to all required deductions.

      You authorize any outstanding amounts which you may owe to Draxis, including, if this Agreement and your employment hereunder should be terminated prior to August 1, 2000, the Signing and Retention Bonus in the amount of $20,000 referred to in Section 8 to be deducted from the payment referred to in Section 15(c)(1) above.

      TERMINATION PAYMENT FOLLOWING A CHANGE OF CONTROL

      (1) In accordance with Section 15(d)(2) below, if there is a Change of Control, as defined below, you shall be entitled to the following:

      A. the amounts of any unpaid salary earned up to and including date of termination;

      B. any unpaid vacation pay earned up to and including date of termination;

      C. a lump sum amount, equal to two times your Base Salary in effect immediately prior to the date of the Change of Control; and

      D.    any statutory obligations imposed by the EMPLOYMENT STANDARDS
            ACT.

      The payment referred to in Section 15(d)(1)(C) above, shall be guaranteed and shall not be subject to set off or deduction as a result of your obtaining alternate employment following termination or otherwise mitigating any damages arising from termination. Further, notwithstanding
Section 15(d)(1)(D) above, the payment referred to in Section 15(d)(1)(C) above, is inclusive of all statutory payments which may be owed to you following termination.

      The amounts paid to you pursuant to this Section shall be subject to all required deductions.

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Dan Brazier                                                     April 15, 1999

      (2) These payments outlined in Section 15(d)(1) shall become due and payable if, and only if:

      A.    there has been a Change of Control; and

      B.    within 24 months following any Change of Control:

            (i) your employment is terminated without cause by Draxis or by any successor employer to Draxis, as the case may be; or
            (ii) by its conduct as described below, Draxis or any successor employer to Draxis, as the case may be, constructively terminates your employment by:
                   - relocating the position and/or location of your principal office more than 20 kilometres from the location of your office on the date immediately prior to the Change of Control, without your consent; or
                   -   materially reducing your title, reporting
                       relationship, responsibilities or authority without your consent; or
                   - reducing the salary paid to you by the successor employer or terminating or materially reducing the value of your benefit programs, including, but not limited to, life insurance benefits, accidental death and dismemberment benefits, long term disability benefits, extended health coverage, dental benefit, which are referred to in Section 3 of this Agreement; and

      C. you elect in writing to receive the payments outlined in Section 15(d)(1).

      (3) For purposes of this agreement "Change in Control" means a transaction or series of transactions whereby directly or indirectly;

            A. any Person or combination of Persons acting jointly and in concert (other than you or a corporation controlled directly or indirectly by you) acquires a sufficient number of securities of Draxis to materially affect the control of Draxis as defined below. For the purposes of this Agreement, a Person or combination of Persons acting jointly and in concert, holding shares or other securities in excess of the number which, directly or following the conversion or exercise thereof, would entitle the holders thereof to cast 20% or more of the votes attached to all shares of Draxis which may be cast to elect directors of Draxis, shall be deemed to affect materially the control of Draxis, in which case the Change in Control shall be deemed to occur on the date that is the later of the date that the security representing one more than that required to cast 20% of the votes attached to all shares of Draxis which may be cast to elect directors of Draxis is acquired or the date on which the persons acting jointly and in concert agree to so act;

            B. Draxis shall consolidate or merge with or into, amalgamate with, or enter into a statutory arrangement or business combination with, any other Person (other than a corporation controlled directly or indirectly by you) and, in connection therewith, all or part of the outstanding shares of Draxis which have voting rights attached thereto shall be changed in any way, reclassified or converted into, exchanged or otherwise acquired for shares or other securities of Draxis or any other Person or for cash or any other property and control of Draxis is thereby materially affected, as defined above, in which case the Change in Control shall

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                                      -10-

Dan Brazier                                                     April 15, 1999

              be deemed to occur on the date of closing of the consolidation, merger, amalgamation, statutory arrangement or business combination, as the case may be;

          C. Draxis shall sell or otherwise transfer, including by way of the grant of a leasehold interest (or one or more subsidiaries of Draxis shall sell or otherwise transfer, including without limitation by way of the grant of a leasehold interest) property or assets aggregating more than 50% of the consolidated assets (measured by either book value or fair market value based on the most recent audited financial statements) of Draxis and its subsidiaries as at the end of the most recently completed financial year to any other Person or Persons, in which case the Change in Control shall be deemed to occur on the date of transfer of the assets representing one dollar more than 50% of the consolidated assets; or

          D. the sale, transfer or any manner of disposition of 50% or more of the assets of, or 50% or more of Draxis' interest in, Draxis Pharmaceutica to an arm's length Person.

          other than a transaction or series of transactions which involves a sale of securities or assets of Draxis with which you are involved as a purchaser in any manner, whether directly or indirectly, and whether by way of participation in a corporation or partnership that is a purchaser or by provision of debt, equity or purchase leaseback financing (but excluding where your sole involvement with such a purchase is the ownership of an equity interest of less than 5% of the acquirer where the acquirer is a public company) and you and persons acting jointly and in concert with you hold securities of the acquirer which, directly, or following the conversion or exercise thereof, would entitle the holders thereof to cast 5% or more of the votes attached to all shares or other interests of the acquirer which may be cast to elect directors or the management of the acquirer.

Draxis shall use its reasonable best efforts to require any successor (whether direct or indirect) to all or substantially all of its (or Draxis Pharmaceutica's) shares and/or assets to expressly agree in writing to assume and to perform this Agreement in the same manner that Draxis would have been required to perform it if no such succession had occurred. If Draxis fails to obtain any such successor's express written agreement prior to the effective date of such succession, such failure shall be deemed to be a termination of your employment by Draxis and such termination shall be deemed to have occurred on the date immediately prior to the Change of Control date. In such event, at the discretion of Draxis, Section 15(b) or (c) will not be applicable, and Draxis shall pay to you those amounts outlined in section 15(d)(1) above and section 15(h) shall be applicable.

     (4) For greater certainty, notwithstanding the occurrence of an event described in Section 15(d)(2)(c) hereof, this Section 15(d) shall not be applicable in the event that you are offered a comparable position on comparable terms (including the continuation of a Change of Control provision) within Draxis or its Affiliates.

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Dan Brazier                                                     April 15, 1999

(e)  TERMINATION BY DRAXIS WITHOUT CAUSE UPON DISABILITY

     If, as a result of incapacity due to physical or mental illness, you are unable to render services of substantially the kind and nature, and substantially to the extent required to be rendered in accordance with this Agreement, and if such incapacity is expected to continue for a period of at least six consecutive months from the date such incapacity commenced ("Absence Date") this contract may be deemed to be frustrated. Your employment hereunder shall cease to be effective on the tenth day after written notice of cessation to you, provided that prior to such cessation Draxis has been furnished with the written certification of a qualified medical doctor designated by Draxis and you jointly which states that you are and are expected to continue to be for at least six consecutive months from the Absence Date, unable to render such services by reason of such incapacity and the date upon which such incapacity commenced. If Draxis and you are unable to agree on the designation of a qualified medical doctor to make such determination, then each party shall designate a medical doctor who, together, shall agree upon a third qualified medical doctor to make such determination. The decision of the third medical doctor shall be binding on Draxis and you. You consent to submit to such examination as may be required by any such medical doctor or doctors.

     If your employment ceases pursuant to this Section, you shall be entitled to receive a total amount equivalent to one year then
Base Salary, commencing the date upon which the notice of cessation is delivered and payable in 24 regular payments on the regular Draxis pay days. If you are in receipt of disability benefits payable pursuant to the benefit plans described above, then each semi-monthly payment payable by Draxis shall be reduced by an amount equivalent to the disability benefits payment received during that pay period.

     Further, notwithstanding Section 8, should your employment contract be frustrated on or prior to August 1, 2000 in accordance with this Section, Draxis will waive the payment of $20,000 referred to in Section 8.

     These payments shall be guaranteed and not subject to set off or deduction as a result of your obtaining alternate employment following the cessation of your employment or otherwise mitigating any damages arising from such cessation. Further, these payments are inclusive of all statutory payments which may be owed to you.

(f)  DEATH

     In the event that you should die during the term of this Agreement, your employment shall automatically terminate. All Base Salary, vacation pay and any bonus payments earned to date of death but unpaid will be paid to your estate. In addition, if applicable, repayment of the $20,000 referred to in
Section 8 shall be waived, however, except as outlined in Section 15(h) below, no other payment of any compensation either by way of anticipated earnings or damages of any kind shall be paid.

(g)  RESIGNATION AND RETIREMENT

     You shall provide Draxis with two months' notice, in writing, of your resignation or your retirement from Draxis.

Dan Brazier                                                     April 15, 1999

(h)  NO FURTHER NOTICE OR COMPENSATION

     For further clarity, in the event of termination of this Agreement and your employment hereunder for any reason, the terms provided in the event of termination under the Draxis Stock Option Plan, Stock Ownership Plan, and Employee Participation Share Purchase Plan shall apply effective the date upon which your termination actually occurs.

16.  FAIR AND REASONABLE

     The parties confirm that the notice requirements and pay in lieu of notice provisions set out above in Section 15 are fair and reasonable and that no further notice or payments of any kind are owed or required. The parties agree that upon any termination of this Agreement by Draxis or upon any termination of this Agreement by you, that you shall have no action, cause of action, claim or demand, either statutory or at common law, against Draxis, any of its Affiliates or their respective officers, directors, employees or agents as a consequence of such termination.

17.  RETURN OF PROPERTY

     In the event your employment with Draxis is terminated for any reason, including resignation or retirement, you will immediately return all Draxis property in your possession or under your control.

18.  PROVISIONS OPERATING FOLLOWING TERMINATION

     Notwithstanding any termination of your employment with or without cause, Sections 14, 15, 16 and 17 and any provision of this Agreement necessary to give it efficacy shall continue in full force and effect following such termination.

19.  ACKNOWLEDGEMENT

     You acknowledge that Draxis shall not, for any purpose, including in the event of a subsequent termination, be required to recognize or take into account any prior service with Allergan Inc.

20.  SEVERABILITY

     If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect.

Dan Brazier                                                     April 15, 1999

21.  NOTICE

     Any notice to be given in connection with this Agreement shall be given in writing and may be given by personal delivery or by registered mail addressed to the recipient as follows:

To:  Dan Brazier
     316 Lori Avenue
     Stouffville, Ontario
     L4A 6C2

To:  Draxis Health Inc.
     6870 Goreway Drive
     Mississauga, Ontario
     L4V 1P1
     ATTENTION: PRESIDENT AND CHIEF EXECUTIVE OFFICER

or such other address or individual as may be designated by notice by either party to the other. Any notice given by personal delivery or by fax shall be deemed to have been given on the day of actual delivery and, if made or given by registered mail on the third day, other than a Saturday, Sunday or a statutory holiday in Ontario, following the deposit thereof in the mail.

22.  GOVERNING LAW

     This Agreement shall be governed by and construed in accordance with the law of the Province of Ontario.

23.  BENEFIT OF AGREEMENT

     This Agreement shall enure to the benefit of and be binding upon your heirs, executors, administrators and legal personal representatives and the successors and assigns of Draxis respectively.

24.  ENTIRE AGREEMENT

     This Agreement and the Draxis Code of Ethics constitutes the entire agreement between the parties with respect to your terms and conditions of employment and cancels and supersedes any prior understandings and agreements between the parties to this Agreement. There are no representations, warranties, forms, conditions, undertakings or collateral agreements expressed, implied or statutory between the parties other than as expressly set forth in this Agreement and the Draxis Code of Ethics. You waive any right to assert a claim in tort based on any pre-contractual representations, negligent or otherwise, made by Draxis.

Dan Brazier                                                     April 15, 1999

     To acknowledge that the terms of employment as expressed in this Employment Agreement are acceptable to you, please execute the enclosed copy of this letter as indicated below and return it to me at your earliest opportunity.

                                 Yours truly,

                                 DRAXIS HEALTH INC.

                           Per:  /s/ Martin Barkin
                                 Martin Barkin, MD, FRCSC
                                 President and Chief Executive Officer

                                        *****

     I accept the above-noted terms of employment with Draxis Health Inc. as the President of Draxis Pharmaceutica and in consideration of my continued employment with Draxis Health Inc. and the payment of $5.00, the sufficiency and receipt of which is acknowledged, I agree to comply with and be bound by the terms of employment outlined in this Agreement.

Dated at Mississauga, as of the 20 day of April, 1999.

/s/ Debbie Carr Brazier                       /s/ Dan Brazier
-----------------------------------       --------------------------------------
Witness                                   Dan Brazier